

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

January 6, 2009

By U.S. Mail and facsimile

Mr. Roger Renken
President and Chief Executive Officer
Crater Mountain Resources, Inc.
c/o Law Office of Michael M. Kessler, P.C.
3436 American River Drive, Suite 11
Sacramento, CA 95864

      Re: Crater Mountain Resources, Inc.
              Amendment No. 3 to Registration Statement on Form S-1
              File No. 333-151085
              Filed December 22, 2008

Dear Mr. Renken:

      We have reviewed your amended filing and your response letter dated December 22, 2008, and we have the following comments in regards to your amended registration statement. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background Information about Our Officers and Directors, page 20

1. We note your response to our prior comment 3 and reissue the comment in part. Please provide confirmation that Mr. Renken has not been involved in any legal proceeding listed in Section 401(f) of Regulation S-K for the last five years in addition to or instead of your current statement that he is not *currently* involved in

any legal proceeding listed in Section 401(f) of Regulation S-K.

2. We note sale of securities to the Magellan Global Fund, LP for $30,000 on May 8, 2007 and the subsequent distribution of the same shares to Orinda Advisors, LLC and to Messrs Renken, Orfanos, and Lahanas for services rendered and/or as a gift. Please modify your executive compensation section to reflect any transactions between the registrant and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director. See Item 402(a)(2) of Regulation S-K. In the event you determine that such a modification is not necessary, please include in your disclosure the business purpose for the Magellan Global Fund, LP to issue your common stock to Orinda Advisors, LLC and to Messrs Renken, Orfanos, and Lahanas for services rendered and/or as a gift instead of providing the portion of the $30,000 to which they were entitled a day after purchasing the common shares.

In addition, we note that the Magellan Global Fund, LP issued shares to Mr. Renken on May 9, 2007 "for services rendered as a gift." Please clarify whether the shares were issued for services rendered, or whether the shares were issued as a gift to Mr. Renken. In the event the common stock was issued for both, please clarify what portion of the shares was for services rendered and what portion of the shares was issued as a gift.

Finally, with respect to each of the cited transactions in which purported private placement sales of your securities were made to one individual or entity (i.e., Magellan Global Fund) and then were promptly transferred to another entity, discuss supplementally for each such transaction: (i) how the initial transaction qualifies for an exemption from Section 5 of the Securities Act of 1933, as amended; (ii) whether the initial purchasers who purchased such shares meet the definition of a statutory underwriter under Section 2(a)(10) of the Securities Act of 1933, as amended, and as such, should be specifically identified as a statutory underwriter with respect to such shares; and (iii) the means by which such shares have been subsequently transferred consistently with the federal securities laws. We may have further comment.

<u>Closing Comments</u>

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Douglas Brown
        Michael Karney
        Michael M. Kessler (916) 239-4008